Exhibit 99.1

China Automotive Systems Record Earnings Per Share Rose 98%
in the First Half of 2026

WUHAN, China, August 13, 2026 -- China Automotive Systems, Inc. (NASDAQ: CAAS) (“CAAS” or the “Company”), a leading power steering components and systems supplier in China, today announced its unaudited financial results for the first six months ended June 30, 2026.

First Six Months of 2026 Highlights

•	Net sales grew by 20.1% year-over-year to a record $412.5 million, compared to $343.3 million in the first six months of 2025.

•	Gross profit increased by 49.7% year-over-year to $88.5 million, compared to $59.1 million in the first six months of 2025; gross profit margin increased to 21.5% in the first six months of 2026.

•	Income from operations rose by 100.4% year-over-year to $43.3 million compared to income from operations of $21.6 million in the first six months of 2025.

•	Net income attributable to parent company’s common shareholders increased by 98.8% to $29.3 million from $14.7 million in the first six months of 2025.

•	Diluted earnings per share attributable to parent company’s common shareholders increased by 98.0% to $0.97 compared with $0.49 in the first six months of 2025.

•	Cash, cash equivalents and pledged cash were $155.6 million, or approximately $5.16 per share, as of June 30, 2026.

Mr. Qizhou Wu, Chief Executive Officer of CAAS, commented, “Our profit growth accelerated in the first half of 2026 with strong net sales in an overall sluggish economy in China. We had growth across the board in our major operating units, except for our Brazilian subsidiary, with three operations achieving net sales growth exceeding 40% in the first six months of 2026. Net sales of our electric power steering (“EPS”) products grew by 32.2% year-over-year and now represent 46.8% of total net sales in the first half of 2026. Our Henglong KYB subsidiary, which is mainly engaged in providing passenger EPS products, has grown into the second largest contributor to net sales. In addition to the growth in our passenger vehicle steering systems, our net sales of commercial vehicle steering systems continued to improve with an even stronger sales growth of over 40% year-over-year in the first half of 2026.”

“Our growth contrasts with Chinese automotive vehicle performance as data from the China Association of Automotive Manufacturers (“CAAM”) disclosed that vehicle production and sales fell 4.0% and 4.1% year-on-year, respectively, in the first half of 2026. Passenger vehicle sales fell by approximately 6.0% in the first half of 2026. Retail sales of ICE vehicles fell while NEV sales reached 49.6% of all new-vehicle sales and battery EVs represented approximately 67% of total NEV sales. Higher fuel costs and a reduction in EV subsidies in China impacted vehicle demand.”

“Our investment into research and development increased by 23.6% as we accelerate our transition into higher technology products. A growing number of our steering products are capable of autonomous driving functions such as automatic parking, lane keep assist (“LKA”) and lane follow assist (“LFA”) as well as rear-wheel active steering. These features are driving higher demand, presenting stronger growth opportunities for the future.”

“International sales continue to grow as our customer base has expanded and more vehicle models are now powered by our products. After over 30 years’ relentless pursuit for high quality, advanced technologies and superior value, we have become a tier-1 supplier to large global OEM customers in North America, Europe, Asia and South America. In late 2025, we won a contract for our C-EPS (column-assist electric power steering) for a new vehicle platform from a leading South American-based automotive manufacturer. This contract highlights the first large-scale entry of our EPS systems into the South American automotive supply chain. Planned annual sales volume is over 300,000 units with mass production expected in early 2028. This contract partially resulted from the successful launch of similar C-EPS products for the European markets.”

“Subsequently, in 2026, the first batch of EPS steering was shipped to a global automaker's European division. This particular EPS steering model is featured in two new European vehicle models with more vehicles targeted. Annual sales volume is expected to reach approximately 300,000 units.”

“This project achieved a number of strict technical and quality innovations, including new testing methods, software upgrades, a state-of-the-art production line powered by eight modern manufacturing technologies including seamless integration of manufacturing execution system (“MES”) with automated guided vehicles (“AGV”), computer vision Poka-Yoke, and 100% autonomous robotic inspection.”

“In 2026, we announced a new 2026-2030 ‘Strategic Plan’ committing to a new growth trajectory. The main pillars are focused on deepening local presence in global markets, and developing additional cutting-edge steering technologies, new product markets, and “zero-defect” quality with platform-based, lean, automated manufacturing systems. We believe this strategy will lead to increased volume among large vehicle OEMs and capture greater market share in the global automotive marketplace.”

Mr. Jie Li, Chief Financial Officer of CAAS, commented, “We continue to focus on maintaining our financial strength buoyed by net cash provided by operating activities of $47.8 million in the first half of 2026. Cash, cash equivalents and pledged cash were $155.6 million, and working capital was nearly $249.8 million. We grew our free cashflow to $14.3 million. Our capital investments in property, plant and equipment were $30.4 million in the first half of 2026 as we continue to invest in our future.”

First Six Months of 2026

Net sales increased by 20.1% year-over-year to $412.5 million, compared to $343.3 million in the first half of 2025. The net sales increase was mainly due to higher sales of electric power steering and the appreciation of the RMB against the USD. Net sales of traditional steering products and parts increased 11.2% year-over-year to $219.6 million in the first half of 2026. Net sales of EPS products rose 32.2% year-over-year to $192.9 million from $145.9 million for the same period in 2025. EPS product sales grew to 46.8% of the total net sales for the first half of 2026, compared to 42.5% for the same period in 2025. Net sales in our Henglong subsidiary, the largest contributor to sales, rose by 25.3% to $205.7 million, compared with $164.2 million for the first half of 2025. Sales to North American customers increased by 3.5% to $59.2 million, compared to $57.2 million in the first half of 2025, primarily due to higher demand for passenger vehicle products by one customer. Sales in Brazil declined by 5.1% in the first half of 2026 to $32.6 million from $34.4 million in the first half of 2025. Jiulong’s net sales to the Chinese commercial vehicle market increased 42.9% year-over-year to $61.7 million and our Wuhu subsidiary’s net sales to Chery Automotive Co., Ltd. rose by 40.3% year-over-year to $22.7 million in the first half of 2026.

Gross profit grew by 49.7% year-over-year to $88.5 million from $59.1 million in the first half of 2025. Gross profit margin increased to 21.5% in the first half of 2026 from 17.2% in the first half of 2025. The increase in gross profit was mainly due to product volume gains and greater sales of relatively higher-margin products.

Net gain on other sales increased to $2.1 million in the first half of 2026, compared to $1.6 million in the first half of 2025.

Selling expenses grew by 28.0% to $11.9 million in the first six months of 2026 compared with $9.3 million in the same period last year. Higher selling expenses were a result of the sales and volume gains achieved in the first half of 2026. Selling expenses represented 2.9% of net sales in the first half of 2026 compared with 2.7% in the first half of 2025.

General and administrative expenses (“G&A expenses”) increased by 12.6% to $14.6 million, compared to $13.0 million in the first half of 2025 primarily due to higher office expenses. G&A expenses represented 3.5% of net sales in the first six months of 2026, compared to 3.8% of net sales in the same period in 2025.

Research and development expenses (“R&D expenses”) increased by 23.6% to $20.8 million in the first six months of 2026, compared with $16.8 million in the first half of 2025. R&D expenses represented 5.0% of net sales, compared to 4.9% in the first six months of 2025. Research and development programs include upgrades to enhance the performance and quality of current products, customizing products for specific customers, as well as further developing EPS and hydraulic steering systems, automotive intelligence and software technologies, automobile electronics, high-polymer materials, and manufacturing technologies.

Other income, net was $6.9 million in the first half of 2026, compared to $3.0 million in the same period last year. The increase was mainly due to the decrease in the loss on disposal of property, plant and equipment.

Income from operations climbed 100.4% to $43.3 million in the first six months of 2026 from $21.6 million in the first six months of 2025. This gain reflected greater sales, higher gross profit and margins, and effective cost controls.

Interest expense was stable at $0.8 million in the first half of 2026 and 2025.

Net financial expense was $2.9 million in the first half of 2026, compared to net financial income of $3.3 million in the first half in 2025. This change in net financial income was primarily due to foreign exchange volatility.

Income before income tax expenses and equity in earnings of affiliated companies increased by 71.3% to $46.5 million in the first half of 2026, compared to $27.2 million in the same period in 2025. The change in income before income tax expenses and equity in earnings of affiliated companies was mainly due to higher income from operations and higher other income, net in the first half of 2026.

Income tax expense was $9.9 million in the first half of 2026, compared to $7.0 million in the first half of 2025. The increase in income tax expense was primarily due to a higher income before income tax expenses in the first half of 2026. The effective tax rate was 21.3% in the first six months of 2026, compared with 25.7% in the same period last year.

Net income attributable to parent company’s common shareholders increased by 98.8% to $29.3 million in the first six months of 2026, compared to net income attributable to parent company’s common shareholders of $14.7 million in the first half of 2025. Diluted earnings per share were $0.97 in the first half of 2026, compared to $0.49 per share in the same period in 2025.

The weighted average number of diluted common shares outstanding was 30,170,702 in each of the 2026 and 2025 six-month periods.

Balance Sheet

Cash and cash equivalents and pledged cash were $155.6 million, or approximately $5.16 per share, as of June 30, 2026. Net working capital was $249.8 million. Total accounts receivable including notes receivable were $362.4 million, accounts payable including notes payable were $361.5 million and short-term loans were $75.0 million. Total parent company stockholders' equity was $443.8 million as of June 30, 2026, compared to $401.3 million as of December 31, 2025. Net cash provided by operating activities was $47.8 million with payments to acquire property, plant and equipment of $30.4 million.

Business Outlook

Management has raised revenue guidance for the fiscal year 2026 to $850.0 million. This target is based on the Company’s current views on operating and market conditions, which are subject to change.

Conference Call

Management will conduct a conference call on August 13th, 2026 at 8:00 A.M. EDT/8:00 P.M. Beijing Time to discuss these results. A question-and-answer session will follow management's presentation. To participate, please call the following numbers 10 minutes before the call start time and ask to be connected to the "China Automotive Systems" conference call with pin 763912:

Toll Free: 888-506-0062

International: 973-528-0011

China Toll Free: 86 400 120 3199

A replay of the call will be available on the Company's website in the investor relations section.

About China Automotive Systems, Inc.

Based in Hubei Province, the People's Republic of China, China Automotive Systems, Inc. is a leading supplier of power steering components and systems to the Chinese automotive industry, operating through its sixteen Sino-foreign joint ventures and wholly-owned subsidiaries. The Company offers a full range of steering system parts for passenger automobiles and commercial vehicles. The Company currently offers four separate series of power steering with an annual production capacity of over 8 million sets of steering gears, columns and steering hoses. Its customer base is comprised of leading auto manufacturers, such as China FAW Group, Corp., Dongfeng Auto Group Co., Ltd., BYD Auto Company Limited, Beiqi Foton Motor Co., Ltd. and Chery Automobile Co., Ltd. in China, and Stellantis N.V. and Ford Motor Company in North America. For more information, please visit: https://www.caasauto.com.

Forward-Looking Statements

This press release contains statements that are “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our estimates and assumptions only as of the date of this press release. Our actual results may differ materially from the results described in or anticipated by our forward-looking statements due to certain risks and uncertainties. As a result, the Company's actual results could differ materially from those contained in these forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 22, 2026, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict, and materially and adversely impact our business, financial condition and results of operations. A prolonged disruption or any further unforeseen delay in our operations of the manufacturing, delivery and assembly process within any of our production facilities could continue to result in delays in the shipment of products to our customers, increased costs and reduced revenue. We expressly disclaim any duty to provide updates to any forward-looking statements made in this press release, whether as a result of new information, future events or otherwise.

For further information, please contact:

Jie Li

Chief Financial Officer

China Automotive Systems, Inc.

jieli@chl.com.cn

Kevin Theiss

Awaken Advisors

+1-212-510-8922

Kevin@awakenlab.com

-Tables Follow –

China Automotive Systems, Inc. and Subsidiaries

Condensed Unaudited Consolidated Statements of Operations and Comprehensive Income

(In thousands of USD, except share and per share amounts)

	Six Months Ended June 30,
	2026	2025
Net product sales ($19,170 and $20,015 sold to related parties for the six months ended June 30, 2026 and 2025)	$412,465	$343,339
Cost of products sold ($14,724 and $15,546 purchased from related parties for the six months ended June 30, 2026 and 2025)	323,956	284,207
Gross profit	88,509	59,132
Net gain on other sales	2,149	1,606
Less: Operating expenses
Selling expenses	11,946	9,332
General and administrative expenses	14,612	12,977
Research and development expenses	20,772	16,805
Total operating expenses	47,330	39,114
Income from operations	43,328	21,624
Other income, net	6,938	3,001
Interest expense	(821)	(775)
Financial (expense)/income, net	(2,917)	3,305
Income before income tax expenses and equity in earnings of affiliated companies	46,528	27,155
Less: Income taxes	9,911	6,986
Add: Equity in losses of affiliated companies	(2,885)	(1,342)
Net income	33,732	18,827
Less: Net income attributable to non-controlling interests	4,408	4,080
Net income attributable to parent company’s common shareholders	$29,324	$14,747
Comprehensive income:
Net income	$33,732	$18,827
Other comprehensive income:
Foreign currency translation gain, net of tax	14,891	2,262
Comprehensive income	48,623	21,089
Less: Comprehensive income attributable to non-controlling interests	6,171	4,283
Comprehensive income attributable to parent company	$42,452	$16,806

Net income attributable to parent company’s common shareholders per share -
Basic	$0.97	$0.49
Diluted	$0.97	$0.49

Weighted average number of common shares outstanding -
Basic	30,170,702	30,170,702
Diluted	30,170,702	30,170,702

China Automotive Systems, Inc. and Subsidiaries

Condensed Unaudited Consolidated Balance Sheets
(In thousands of USD unless otherwise indicated)

	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$98,411	$142,001
Pledged cash	57,158	52,280
Accounts and notes receivable, net - unrelated parties	337,587	346,038
Accounts and notes receivable, net - related parties	24,818	15,741
Inventories	139,710	124,418
Other current assets	148,902	57,707
Total current assets	806,586	738,185
Non-current assets:
Property, plant and equipment, net	157,802	133,548
Land use rights, net	14,475	11,656
Long-term investments	61,520	65,515
Other non-current assets	36,723	52,794
Total assets	$1,077,106	$1,001,698

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans	$74,994	$81,341
Accounts and notes payable-unrelated parties	347,452	334,304
Accounts and notes payable-related parties	14,079	16,033
Accrued expenses and other payables	86,977	76,138
Other current liabilities	33,314	33,625
Total current liabilities	556,816	541,441
Long-term liabilities:
Other non-current liabilities	23,197	9,555
Total liabilities	$580,013	$550,996

Stockholders’ equity:
Ordinary share, $0.001 par value – Authorized – 50,000,000 shares; Issued – 32,338,302 and 32,338,302 shares as of June 30, 2026 and December 31, 2025, respectively	$32	$32
Additional paid-in capital	70,505	70,505
Retained earnings-
Appropriated	15,809	13,827
Unappropriated	358,806	331,464
Accumulated other comprehensive income	6,402	(6,726)
Treasury stock –2,167,600 and 2,167,600 shares as of June 30, 2026 and December 31, 2025, respectively	(7,763)	(7,763)
Total parent company stockholders’ equity	443,791	401,339
Non-controlling interests	53,302	49,363
Total stockholders’ equity	497,093	450,702
Total liabilities and stockholders’ equity	$1,077,106	$1,001,698

China Automotive Systems, Inc. and Subsidiaries

Condensed Unaudited Consolidated Statements of Cash Flows

(In thousands of USD unless otherwise indicated)

	Six months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net income	$33,732	$18,827
Adjustments to reconcile net income from operations to net cash provided by operating activities:
Depreciation and amortization	7,845	8,267
(Reversal) of credit losses	(65)	(159)
Deferred income taxes	911	—
Equity in losses of affiliated companies	2,885	1,342
Impairment loss on disposal of property, plant and equipment	—	657
(Gain)/loss on disposal of property, plant and equipment	(987)	580
(Increase)/decrease in:
Accounts and notes receivable	10,896	50,982
Inventories	(11,178)	(3,491)
Other current assets	(3,153)	(1,077)
Increase/(decrease) in:
Accounts and notes payable	(14)	(24,349)
Accrued expenses and other payables	8,305	2,238
Other current liabilities	(1,370)	(4,735)
Net cash provided by operating activities	47,807	49,082
Cash flows from investing activities:
Cash received from disposal of property, plant and equipment sales	1,055	522
Cash paid to acquire property, plant and equipment and land use right (including $6,659 and $2,193 paid to related parties for the years ended June 30, 2026 and 2025, respectively)	(30,425)	(18,484)
Government subsidy received for purchase of Property, plant and equipment	5,851	—
Payments to acquire intangible assets	(3,126)	(67)
Investments under the equity method	—	(1,112)
Purchase of short-term investments	(88,024)	(23,096)
Proceeds from maturities of short-term investments	22,069	29,570
Cash received from long-term investments	3,101	2,368
Net cash used in investing activities	(89,499)	(10,299)
Cash flows from financing activities:
Proceeds from bank loans	28,727	52,829
Repayments of bank loans	(28,632)	(53,890)
Dividends paid to the non-controlling interests	(93)	—
Dividends paid to the common shareholders	—	(1,773)
Net cash provided by/(used in) financing activities	2	(2,834)
Effects of exchange rate on cash, cash equivalents and pledged cash	2,978	1,195
Net decrease/increase in cash, cash equivalents and pledged cash	(38,712)	37,144
Cash, cash equivalents and pledged cash at beginning of the period	194,281	101,824
Cash, cash equivalents and pledged cash at end of the period	$155,569	$138,968